

INVEST IN **PACIFIC SOUL INC**

Freeze-Dried Superfruits from Colombia |3x the nutrition |No added sugar| No junk |Just real fruit

pacsoulfoods.com   Orlando, FL   in ▶ ◎ ♪ | Food & Beverage | Consumer Goods | Retail |

Highlights

1   Over $7.9M projected revenue in 5 years with multi-channel growth (not guaranteed)

2   9 test batch SKUs sampled: superfruit freeze-dried snacks & brews. Up to 97% of nutrients preserved

3 Traction with early customers pilot program: 40%+ returning for more

4 Team with 40+ yrs in CPG, ops & growth from PepsiCo, Dow & YC-backed startups

5 Inspired by a mom's health struggles & her preemie daughter's need for naturally functional snacks

6 Made with 100% Colombian superfruits, nutrient-dense, naturally functional, and culturally rooted

7 Upcycles imperfect fruit, empowers farmers & protects biodiversity in Colombia

8 Support gut, brain & body health — with no sugar, additives or fillers

Featured Investor



Antonio De Rosis
Syndicate Lead

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Invested $5,000 ⓘ

"It is with great pleasure to step into the role of lead investor and collaborate with such a dynamic, visionary team. From the start, I've been deeply impressed by the drive, commitment, and ambition of everyone involved. This partnership is about more than funding; I am fully committed to supporting the founders with my experience, network, and resources as the company scales, innovates, and delivers real value, to be best of my ability. I look forward to achieving extraordinary milestones together and helping realize the full potential of this exciting venture."

Our Team



Carolina Ramirez Nogales CoFounder & CEO

Led global launches at Fortune 500s, scaled brands across the Americas and Europe, and founded Pacific Soul to deliver science-backed, sustainable nutrition. Drove innovation and growth in the chemical industry for over 15 years



Oliver Pinto Bautista CoFounder and COO

Ops leader with 14+ years of experience scaling businesses, streamlining processes, and delivering results across diverse industries. Proven track record in driving revenue growth by 3X, reducing costs by over 30%, and managing P&Ls of $2M+ monthly.



Hector Morales Advisor

Seasoned executive with decades of experience in food, beverage, and CPG. He has led commercial strategy, marketing, and sales at top multinationals and PE-backed firms, driving growth through innovation and data-driven execution.



Juliana Kaszas Director of grower partnership and impact

Seasoned engineer with 15+ yrs in ops & sustainability at Holcim. She bridges our mission with rural Colombia, ensuring rigorous sourcing, high standards, and deep impact through her technical & environmental expertise.

Meet Pacific Soul: Freeze-Dried Superfruits for Real Nutrition

Snacks as Nature Intended

Nutrition should never be an afterthought.

Not when you're chasing deadlines.

Not when you're packing school lunches.

Not when you're running on empty.

At **Pacific Soul**, we believe that nourishing your body, brain, and gut should be simple — and full of joy.

We craft **vibrant, nutrient-rich snacks and brews** from Colombia's native superfruits, harvested at their sweetest, most powerful peak

superfruits, harvested at their sweetest, most powerful peak.

No added sugars. No artificial stuff.

Just **real fruit, real flavor, and real function** — so you can fuel your day, naturally.



TASTE
The difference
Colombian fruit is sweeter, bolder, and more flavorful.
Nutrient-Dense Soils
Tree-Ripened Perfection
Year-Round Sunshine
High Altitude, Slow Ripening

Taste the difference of the superfruits from Colombia

Why We Started Pacific Soul



Move to Michigan for work
First Time Skiing
2015
She loves soursop
Very happy me
2022
Became a mom
Carolina
Mila
I was raised in Sogamoso, a small Colombian town where everything was fresh
Growing up buying produce from local farmers, I gained a deep appreciation for fresh food and the farmers behind it. Their dedication inspired me, but so did their struggles—wasted produce, tough conditions, and little support.
Within a year of my relocation, my drastic diet change led to hypothyroidism, anemia, and constant fatigue. Knowing I wasn't alone in facing nutritional deficiencies sparked the idea to share Colombian Superfruits with the world.
My daughter's premature birth and health challenges deepened my mission. Her love for freeze-dried Colombian superfruits inspired me to create nourishing, no-sugar-added snacks—and that's when Pacific Soul was born.

We're **Carolina and Oliver**, co-founders of **Pacific Soul** — and proud parents to a little girl who inspired us to make it happen.

After moving to the U.S., Carolina faced health struggles brought on by a drastic change in diet and a fast-paced lifestyle — leading to micronutrient deficiencies. That experience inspired us, as Colombian chemical engineers and food lovers, to rethink how people nourish themselves on the go.

Our mission deepened when our daughter **Mila** was born prematurely in 2022 and later diagnosed with micronutrient deficiencies as well. She quickly

became the first fan of our freeze-dried superfruit snacks — made with love, science, and a whole lot of soul.

Born from our story. Made for yours.

Meet Our Bites

Crunchy, vibrant, and made with just **one ingredient — real superfruit.**

No added sugar. No preservatives. No junk.



Just pure, tropical goodness you can feel good about.



Mango

Crafted from Colombia's most nutrient-packed fruits — **Feijoa, Golden Berry (Uchuva), Pineapple, Yellow Dragon Fruit (Pitaya), Mango, and Soursop (Guanábana)** — each bite delivers flavor, fiber, and antioxidants in their most natural form.

We're starting with **10g (0.35oz) mini packs** — perfectly portioned for on-the-go snacking, lunchboxes, or post-workout fuel. Anytime you crave something **real, refreshing, and nourishing**, reach for Pacific Soul Bites.



Pacific Soul
Feijoa
CRUNCHY SUPERFRUIT BITES
Pacific Soul
Golden Berry
CRUNCHY SUPERFRUIT BITES
Pacific Soul
Soursop
Pacific Soul
Mango

And stay tuned — our **28g (1oz) full-size packs** are coming in **early 2026**, bringing even more tropical crunch to your everyday routine.

To learn more visit:https://pacsoulfoods.com/

Next in Our Innovation Pipeline (Beta)

We're testing something new — **powdered blends made from freeze-dried superfruits** that you can mix into anything.

Add them to water, smoothies, or your daily routine for an easy nutrient boost powered by real fruit.



No caffeine, no sweeteners, no artificial flavors — just pure, functional nutrition designed to help you start or sustain your day, your way.



We're in **beta mode**, reviewing feedback and exploring where this innovation fits best — whether as a smooth daily booster, a functional mix, or something completely new. Stay tuned!

To learn more visit:https://pacsoulfoods.com/

The Nutrition Gap Is Real (and Growing!)

You've probably seen the stats:



9 out of 10 Americans do not meet the recommended intake of fruits and vegetables.

MICRONUTRIENTS DEFICIENCY

95% OF THE U.S POPULATION does not meet the daily requirement for Fiber, 88.5% for vitamin E, 43.0% for vitamin A, and 38.9% for vitamin C.

Most packaged "fruit" snacks are basically candy in disguise

SOURCE:S CDC. " Morbidity and Mortality Weekly Report, vol. 71, no. 1, 7 Jan. 2022, pp. 5–9./ International Food Information Council. 2023 Food & Health Survey. 2022 & 2023.

That's bad news for everyone. Especially kids and women in prenatal stages, where the need for real nutrition is critical.

We wanted a better option. One that was backed by nature, powered by science, and easy to integrate into daily life.

What's Inside: Our Hero Ingredients

We don't use trendy superfoods for the label. We use real fruits with real benefits.



2-3x more fiber

2-10x more vitamin C

3-4x more folate (B9)

3-5x antioxidant content

2-4x more diverse polyphenols and bioactives

Superfruits Vs **Traditional**

Sources: Data consolidated from USDA FoodData Central, MyFoodData, and ICBF Food Composition Tables, plus peer-reviewed studies on Feijoa, Soursop, Yellow Dragon Fruit, Mango, Pineapple, and Golden Berry (Weston et al.; Afzaal et al.; Deng et al.). Comparison reflects average nutrient ranges across international literature.

Packed with more fiber, richer antioxidants, and rare plant compounds you won't find in everyday fruits like bananas or grapes, our superfruits fuel your gut, brain, and body — anytime, anywhere.

Geek out at https://pacsoulfoods.com/blogs/superfruit-lab

Ugly Fruit. Beautiful Purpose.

Millions of pounds of fruit are wasted every year simply because they don't look "perfect" for retail. At the same time, local farmers are being pressured to abandon native crops in favor of monocultures that are more profitable but less sustainable.



We source from Colombian growers and buy the fruit that others overlook, perfectly edible, deeply nutritious, and culturally important.



We freeze-dry it to preserve flavor and nutrients without refrigeration or added ingredients.

The result? Less waste. More nutrition. And a better future for native crops.

Tried, Tasted, and Loved

Here's what early tasters had to say about their first bite (and sip) of Pacific Soul.



★★★★★

I really enjoyed all the freeze-dried fruits—my favorites were the golden berry and soursop, while my kids loved the mango, feijoa, and dragon fruit. Each one was bursting with unique South American flavor. I especially appreciate that they're made with 100% real fruit and contain no added sugars or artificial ingredients. Best of all, they were safe for my child with multiple food allergies. Highly recommended!

•••

NESTOR BARRERA LEON   May 14, 2025

"It's not easy to find healthy, allergen-free snacks that are both safe and enjoyable, but this was the perfect match"

★★★★★ This item

I never had freeze-dried fruits this good before.. these are a healthy snack and a treat to your body... and the infusions are delicious!!!

Magda Mendoza   Mar 12, 2025



Financial Plan & Fundraising

The global natural and functional food market is experiencing rapid growth, fueled by heightened consumer awareness around health, nutrition, and sustainability. In 2022, the global natural and functional food market was estimated at $560 billion with a CAGR of 11.5%. (Hirshberg Entrepreneurship Institute, May 16, 2025)

Pacific Soul is designed to be a capital-efficient business with a strong gross margin profile and a clear path to profitability. Our financial projections reflect disciplined execution across both product and channel strategies, with a focus on operational scalability, margin expansion, and long-term EBITDA growth.



Capital-efficient with strong margins: 58%+ gross margin avg., with upside from vertical integration.

Profitable by Year 3: EBITDA grows to $2.87M and 36.2% margin by Year 5.

Multi-channel revenue growth: From $135K to $7.9M in 5 years via DTC, retail, and B2B.

Pacific Soul 5-year revenue projection

This graph assumes we reach at least ~3,000 customers by year 2 with an average order value of $200 per customer annually.

Forward-looking projections cannot be guaranteed.

To support our next stage of growth, Pacific Soul is raising $124,000 in pre-seed funding. This round will fund commercial packaging, DTC and Amazon launches, early retail activation, and operations to support scale.

Use of Funds

We plan to allocate funds strategically across three key areas:

Operations, Product & Team (49%)

- Manufacture, package, and ship our initial commercial production of *Pacific Soul Snacks* (10g and 28g formats) from Colombia to the U.S.

- Cover logistics, warehousing, fulfillment, and supplier coordination to ensure consistent inventory flow.

- Support payroll for the early team and additional help in operations as production scales.

Marketing & Sales (26%)

- Launch and grow our DTC website, Farm2me, Amazon, and Rivly marketplace channels.

- Participate in key industry events such as *Meet The Makers (DC)*, *Expo West*, and/or *Summer Fancy Foods* to expand reach and build partnerships.

- Invest in digital marketing, content creation, PR, and sampling to drive brand awareness

Production, Compliance & Product Development (7%)

- Manage packaging, labeling, and FDA import compliance for our snack

- Manage packaging, labeling, and FDA import compliance for our snack line.

- Redesign our packaging within the next six months to strengthen brand appeal and shelf visibility.

- Continue R&D to refine our *Brews* formulations and explore new functional products.

Tech, Systems & Buffer (3%)

- Strengthen e-commerce and financial systems for smoother operations and growth.

- Maintain a small buffer to manage unforeseen costs.

WeFunder Fee (7.9%)

Born From Our Story, Made For Yours.

We believe food is the most powerful—and delicious—form of medicine. Snacks should nourish, not just fill.

Because if we're going to eat snacks (and let's face it—we are), they should *do something good for us.*

Pacific Soul makes it simple to get the nutrients your body and mind crave, no matter how busy life gets. And we're just getting started!.



We are on a mission

to transform the way you nourish your body, one delicious bite or sip at a time.

Join us!

Join Us

Thank you for believing in Pacific Soul!

Your investment helps us bring powerful, delicious superfruit snacks and brews to more families, while uplifting Colombian farmers, reducing food waste, and protecting biodiversity.

Let's grow together!

To learn more about what we are building visit: https://pacsoulfoods.com/